UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. __)
                               (Initial Filing)


                          D&N FINANCIAL CORPORATION
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                               (Name of Issuer)


                        COMMON STOCK, $0.01 PAR VALUE
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                        (Title of Class of Securities)

                                  232864108
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                                (CUSIP Number)

                               Dana M. Cluckey
                    President and Chief Operating Officer
                            Republic Bancorp Inc.
                            1070 East Main Street
                            Owosso, Michigan 48867
                                (517) 725-7337
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                   Copy to:
                            Brad B. Arbuckle, Esq.
                 Miller, Canfield, Paddock and Stone, P.L.C.
                      1400 N. Woodward Avenue, Suite 100
                       Bloomfield Hills, Michigan 48304
                                (248) 645-5000


                               December 1, 1998
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                        (Continued on following pages)

                                 SCHEDULE 13D

CUSIP NO. 232864108
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1     NAME OF REPORTING PERSON:

      Republic Bancorp Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

       38-2604669
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                               (b) / /
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3     SEC USE ONLY
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4     SOURCE OF FUNDS:  WC, OO (See Item 3).

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                     / /
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6     CITIZENSHIP OR PLACE OF ORGANIZATION:  Ohio.
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                       7     SOLE VOTING POWER:  1,823,837 (See Item 5).
NUMBER OF SHARES      ------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER: 0 (See Item 5).
OWNED BY EACH         ------------------------------------------------------
REPORTING PERSON       9     SOLE DISPOSITIVE POWER: 1,823,837 (See Item 5).
WITH                  ------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER: 0 (See Item 5).
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       1,823,837 (See Item 5).
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                          /x/ (See Item 5).
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  19.9% (See Item 5).
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14    TYPE OF REPORTING PERSON:  CO (See Item 3).
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                                 SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share ("DNFC Common Stock"), of D&N Financial Corporation, a corporation incorporated under the laws of the State of Delaware ("DNFC"). The principal executive offices of DNFC are located at 400 Quincy Street, Hancock, Michigan 49930.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (c), (f): This Statement is being filed by Republic Bancorp Inc., a Michigan corporation ("Republic"). Republic is a bank holding company and its principal business and principal executive offices are located at 1070 East Main Street, Owosso, Michigan 48867.

The names of the directors and executive officers of Republic and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which
Schedule I is incorporated herein by reference.

Other than the directors and executive officers, there are no persons or corporations controlling or ultimately in control of Republic.

(d), (e): During the last five years, neither Republic nor, to its knowledge, any of the persons listed in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As more fully described in Item 4 hereof, pursuant to a Stock Option Agreement dated December 1, 1998 between DNFC and Republic (the "DNFC Stock Option Agreement"), DNFC has granted to Republic an irrevocable option (the "DNFC Stock Option") pursuant to which Republic has the right, upon the occurrence of certain events (none of which has yet occurred) to purchase up to 19.9% (currently being approximately 1,823,837 shares on a fully diluted basis, see Item 5 below) of DNFC Common Stock at a per share price equal to $21.625 (as adjusted; the "Option Price"). If the DNFC Stock Option were exercisable and Republic were to exercise such option in full on the date hereof, the funds required to purchase the shares of DNFC Common Stock issuable upon such exercise would be $39,440,475.13. It is currently anticipated that such funds would be provided from Republic's working capital or by borrowings from other sources yet to be determined.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) - (j): MERGER AGREEMENT.

DNFC and Republic have entered into an Agreement and Plan of Merger dated as of December 1, 1998 (the "Merger Agreement") pursuant to which DNFC will, subject to the conditions and upon the terms stated therein, merge with and into Republic through a tax-free, stock-for-stock exchange (the "Merger"). Republic will be the surviving corporation in the Merger. The Merger Agreement provides that the


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

articles of incorporation and bylaws of Republic in effect as of the effective time of the Merger (the "Effective Time") will be the articles of incorporation and bylaws of the surviving corporation.

Under the terms of the Merger Agreement, upon consummation of the Merger all shares of DNFC Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger shall be converted into the right to receive 1.82 shares of Republic Common Stock. Based on the closing price of Republic's Common Stock on November 30, 1998 of $16.5625 per share, the value of the transaction on such date was approximately $286 million.

The Merger, which would be accounted for as a pooling of interests, is expected to close in the second quarter of 1999. The Merger Agreement and the DNFC Stock Option Agreement have been approved by the boards of directors of both companies. Consummation of the Merger is subject to certain customary conditions, including, among others, the adoption of the Merger Agreement by the DNFC and Republic shareholders and receipt of regulatory approvals.

OPTION AGREEMENT.

GENERAL. Pursuant to the DNFC Stock Option Agreement, DNFC granted Republic an irrevocable option to purchase up to 19.9% (currently being approximately 1,823,837 shares on a fully diluted basis without giving effect to the issuance of any shares subject to the DNFC Stock Option, see Item 5. below)of DNFC Common Stock, at a price equal to $21.625 per share. The number of shares and the purchase price are subject to adjustment as described in the DNFC Stock Option.

One effect of the DNFC Stock Option is to increase the likelihood that the Merger will be consummated in part by making it both more difficult and more expensive for another party to attempt to obtain control of or acquire DNFC.

EXERCISE OF OPTION. The DNFC Stock Option may be exercised, in whole or part, and from time to time, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), so long as written notice of such exercise is sent within six months following such Subsequent Triggering Event (or such later period as is provided in the DNFC Stock Option).

Each of the following is an Exercise Termination Event: (i) the Effective Time; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Republic pursuant to Section 4.4(e) of the Merger Agreement (but only if the breach giving rise to the termination was willful) (a "Listed Termination"); (iii) the passage of 15 months (or such longer period as is provided in the DNFC Stock Option) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination or (iv) the date on which the shareholders of Republic shall have voted and failed to approve the Merger (unless (A) DNFC shall then be in material breach of its covenants or agreements contained in the Merger Agreement or (B) on or prior to such date, the stockholders of DNFC shall have also voted and failed to approve and adopt the Merger Agreement). As used in the DNFC Stock Option Agreement, "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving DNFC or any DNFC subsidiary (other than mergers, consolidations or similar transactions involving solely DNFC and/or one or more wholly-owned (except for directors' qualifying shares and a de minimis number of other shares) subsidiaries of the DNFC, provided, any such transaction is not entered into in violation of the terms of the Merger Agreement), (x) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of DNFC or any DNFC subsidiary, or (y) a purchase or other acquisition (including by way of merger, consolidation,


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

share exchange or otherwise) of securities representing 10% or more of the voting power of DNFC or any DNFC subsidiary.

The term "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of the DNFC Stock Option
Agreement:

         (i) DNFC or any significant subsidiary of DNFC without having received Republic's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person other than Republic or any of its subsidiaries or the Board of Directors of DNFC (the "DNFC Board") shall have recommended that the shareholders of DNFC approve or accept any Acquisition Transaction other than the Merger;

         (ii) Any person other than the Republic or any Republic subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of DNFC Common Stock;

         (iii) The shareholders of DNFC shall have voted and failed to adopt the Merger Agreement at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been cancelled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been cancelled, prior to such termination), it shall have been publicly announced that any person (other than Republic or any of its subsidiaries) shall have made, or publicly disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

         (iv) The DNFC Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Republic its recommendation that the shareholders of DNFC approve the transactions contemplated by the Merger Agreement;

         (v) DNFC or any DNFC subsidiary, without having received Republic's prior written consent, shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Republic or a Republic subsidiary;

         (vi) DNFC shall have provided information to or engaged in negotiations with a third party relating to a possible Acquisition Transaction;

         (vii) Any person other than Republic or any Republic Subsidiary shall have made a proposal to DNFC or its shareholders to engage in an Acquisition Transaction and such proposal shall have been publicly announced;

         (viii) Any person other than Republic or any Republic Subsidiary shall have filed with the Securities and Exchange Commission (the "SEC") a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

         (ix) DNFC shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction, and following such breach Republic would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both); or


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

         (x) Any person other than Republic or any Republic subsidiary other than in connection with a transaction to which Republic has given its prior written consent shall have filed an application or notice with a federal or state thrift or bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date of the DNFC Stock Option: (i) The acquisition by any person (other than Republic or any Republic Subsidiary) of beneficial ownership of 25% or more of the then outstanding DNFC Common Stock; or (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (y) of the definition of "Acquisition Transaction" shall be 25%.

OPTION REPURCHASE. At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the holder of the DNFC Stock Option Agreement (the "Holder"), delivered prior to an Exercise Termination Event (or such later period as provided in the Stock Option Agreement), DNFC (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the DNFC Stock Option may then be exercised and (ii) at the request of the owner of shares issued pursuant to an exercise of the DNFC Stock Option ("Option Shares") from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in the DNFC Stock Option Agreement), DNFC (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of
(i) the price per share of DNFC Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of DNFC Common Stock to be paid by any third party pursuant to an agreement with DNFC, (iii) the highest closing price for shares of DNFC Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the DNFC Stock Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of DNFC's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of DNFC as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to DNFC, divided by the number of shares of Common Stock of DNFC outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to DNFC.

SURRENDER. Republic may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in the DNFC Stock Option Agreement, relinquish the Option (together with any Option Shares issued to and then owned by Republic) to DNFC in exchange for a cash fee equal to the surrender price specified in the DNFC Stock Option Agreement.

REGISTRATION RIGHTS. Upon request by Republic within the 12 month period following the first exercise of the DNFC Stock Option (or later in the event of a delay in obtaining certain regulatory approvals), DNFC will prepare and file a registration statement with the SEC if such registration is necessary to permit the sale or other disposition of the shares of DNFC Common Stock purchased upon exercise of the DNFC Stock Option. DNFC will also permit Republic to include the shares in certain registration statements initiated by DNFC.

TERMINATION. Generally, the right to exercise the DNFC Stock Option terminates upon the earliest of (a) the completion of the Merger, (b) 15 months after the termination of the Merger Agreement, (c) termination of the Merger Agreement in accordance with its terms before the occurrence of a Purchase


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

Event, and (d) the date on which the shareholders of Republic shall have voted and failed to approve the Merger. Republic may not exercise the DNFC Stock Option if, at the time of exercise, it is in material breach of the Merger Agreement. Moreover, DNFC's obligations under the DNFC Stock Option will terminate and the DNFC Stock Option will no longer be exercisable if the Merger Agreement is terminated and Republic is in material breach of the Merger Agreement when it is terminated.

ADDITIONAL PROVISIONS. Certain rights and obligations of DNFC and Republic under the DNFC Stock Option are subject to receipt of required regulatory approvals.

COPIES OF THE MERGER AGREEMENT AND THE STOCK PURCHASE OPTION ARE ATTACHED AS EXHIBITS TO THIS STATEMENT AND ARE INCORPORATED HEREIN BY REFERENCE. THE FOREGOING SUMMARY OF SUCH DOCUMENTS IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ACTUAL DOCUMENTS BEING FILED HEREWITH.

Except as set forth herein, Republic has no current plans or proposals with respect to DNFC that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b): Republic may be deemed to be the beneficial owner of approximately 1,823,837 shares of DNFC Common issuable upon exercise of the DNFC Stock Option. As provided in the DNFC Option Agreement, Republic may exercise the DNFC Stock Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the DNFC Stock Option is not currently exercisable, Republic expressly disclaims beneficial ownership of any of such shares of DNFC Common. If the DNFC Stock Option were currently exercisable and exercised in full, the shares of DNFC Common issuable upon exercise of the DNFC Stock Option would represent approximately 19.9% of the total number of outstanding shares of DNFC Common.

Republic has no right to vote or dispose of the shares of DNFC Common Stock issuable upon exercise of the DNFC Stock Option unless and until such time as the DNFC Stock Option is exercised. If Republic were to exercise the DNFC Stock Option, it would have sole power to vote and to dispose of the shares of DNFC Common Stock issued as a result of such exercise. As of December 1, 1998, to its knowledge, Republic and its subsidiaries, hold no shares of DNFC Common Stock (except in a fiduciary capacity held by Republic Bank in trust for the benefit of others).

Except as set forth above, neither Republic nor, to its knowledge, any of the persons listed on Schedule I hereto beneficially owns any shares of DNFC Common Stock.

(c): Except for the issuance of the DNFC Stock Option, neither Republic nor, to its knowledge, any of the persons listed on Schedule I hereto has effected any transaction in shares of DNFC Common Stock for such person's own account during the past 60 days. In the ordinary course of their trust and investment management business, subsidiaries of Republic may have effected transactions in shares of DNFC Common during the past 60 days on behalf of trust accounts ("Trust Accounts"), if any.

(d): No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of DNFC Common Stock issuable upon exercise of the DNFC Stock Option. To its knowledge, any beneficiaries of Trust Accounts would likely have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of DNFC Common held in any such Trust Accounts.

(e): Not applicable.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

1. Merger Agreement dated December 1, 1998 between D&N Financial Corporation and Republic Bancorp Inc.


2. Stock Option Agreement dated December 1, 1998 between D&N Financial Corporation and Republic Bancorp Inc.


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

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                 Republic Bancorp Inc.


Dated: December 9, 1998          By       /s/ Thomas F. Menacher
                                     -----------------------------------------
                                          Thomas F. Menacher
                                          Senior Vice President, Treasurer and
                                          Chief Financial Officer




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
                                  SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF REPUBLIC BANCORP INC.

The names, business addresses and present principal occupations of the directors and executive officers of Republic Bancorp Inc. ("Republic") are set forth below. If no business address is given, the director's or executive officer's business address is 1070 East Main Street, Owosso, Michigan 48867. The business address of each Republic director is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

I. DIRECTORS

NAME                     PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Jerry D. Campbell        Chairman of the Board and Chief Executive Officer of
                         Republic.

Dana M. Cluckey          President and Chief Operating Officer of Republic.

Bruce L. Cook            Chairman of Wolverine Sign Works of Owosso,
                         Michigan, a family-owned company specializing in outdoor advertising. His business address is: c/o
                         Wolverine Sign Works, P.O. Box 578, Owosso, MI 48867

Richard Cramer, Sr.      President of Dee Cramer, Inc., sheet metal, heating
                         and air conditioning contractors. His business address is: 1819 S. Dort Highway, Flint, MI 48503

George A. Eastman        Orthodontic consultant.

Howard J. Hulsman        Chairman of the Board of Ross Learning, Inc., a
                         private educational concern.

Gary Hurand              President of Dawn Donut Systems, Inc. and a Trustee
                         of BRT Realty Trust, a publicly-held company located in Great Neck, New York. His business address is:
                         4182 Pier North Boulevard, Suite D, Flint, MI 48504

Dennis J. Ibold          President of Peterson & Ibold (attorneys at law) of
                         Chardon, Ohio. His business address is: Village
                         Station, 401 South Street, Chardon, OH 44924

Stephen M. Klein         Chairman and Chief Executive Officer of Omni
                         Financial Services, Inc., a consumer finance company. His business address is: c/o Omni Funding
                         Corporation, 4800 Ashford Dunwoody Road, Suite 150,
                         Atlanta, Georgia 30338

John J. Lennon           Retired.

Sam H. McGoun            President and Chief Executive Officer of Willis
                         Corroon Corporation of Michigan, Inc., an insurance
                         agency. His business address is: c/o Willis Corroon
                         of Michigan, Inc., P.O. Box 5104, Southfield, MI
                         48086

Kelly E. Miller          President and chief Executive Officer of Miller
                         Exploration Company, a publicly-held oil and gas exploration and production company headquartered in Traverse City, Michigan. His business address is:
                         c/o Miller Exploration Company, 3104 Logan Valley,
                         Traverse City, MI 49684

Joe D. Pentecost         President of Better Properties, Inc., a commercial
                         real estate development company headquartered in Lansing, Michigan. His business address is: c/o
                         Better Properties, Inc., 1651 W. Lake Lansing Road,
                         Suite 200, East Lansing, MI 48823

Isaac J. Powell          Associate professor of Urology, Wayne State
                         University, Detroit, Michigan. His business address is: c/o Harper Professional Building, Department of
                         Urology, 4160 John R Street, Suite 1017, Detroit,
                         Michigan 48201

George B. Smith          Chairman of the Board of Republic Bancorp Mortgage
                         Inc., a subsidiary of Republic.

Jeffrey K. Stross        Professor of Internal Medicine, University Medical
                         Center, The University of Michigan, Ann Arbor,
                         Michigan 48109.


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

II. EXECUTIVE OFFICERS

NAME                     PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Jerry D. Campbell        Chairman and Chief Executive Officer.

Dana M. Cluckey          President and Chief Operating Officer.

Barry J. Eckhold         Vice President and Chief Credit Officer.

Thomas F. Menacher       Senior Vice President, Treasurer and Chief Financial
                         Officer.

George E. Parker III     General Counsel and Corporate Secretary.



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
                              INDEX OF EXHIBITS

EXHIBIT

    1 Agreement and Plan of Merger dated December 1, 1998 by and between Republic Bancorp Inc. and D&N Financial Corporation

    2 Stock Option Agreement dated December 1, 1998 between D&N Financial Corporation and Republic Bancorp Inc.





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